SECURITIES AND EXCHANGE COMMISSION

                       WASHINGTON, D.C. 20549

                            FORM 11-K/A
                         (Amendment No. 1)

(Mark One)


     __X__     Annual Report Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934 (Fee Required)

For the fiscal year ended December 31, 1995

                                  OR

     _____     Transition Report Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ______ to ______

Commission file number 0-15420

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      IWC RESOURCES CORPORATION
                        EMPLOYEE THRIFT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      IWC RESOURCES CORPORATION
                       1220 Waterway Boulevard
                       Indianapolis, IN 46202

                        IWC RESOURCES CORPORATION
                          EMPLOYEE THRIFT PLAN

                        Financial Statements with
                         Supplemental Schedules

                       December 31, 1995 and 1994








               (With Independent Auditors' Report Thereon)

IWC RESOURCES CORPORATION EMPLOYEE THRIFT PLAN

December 31, 1995 and 1994

Index

                                                          Page

Independent Auditors' Report                                1

Financial Statements:

  Statements of Financial Condition                         2

  Statements of Income and Changes in Plan Equity           3

  Notes to Financial Statements                           4-11


                                                        Schedule

Item 27a - Schedule of Assets Held for Investment Purposes  1

Item 27d - Schedule of Reportable Transactions              2

Independent Auditors' Report

The Employee Benefits Committee
IWC Resources Corporation Employee Thrift Plan:

We have audited the accompanying statements of financial condition of the IWC Resources Corporation Employee Thrift Plan as of December 31, 1995 and 1994, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the IWC Resources Corporation Employee Thrift Plan as of December 31, 1995 and 1994, and its income and changes in plan equity for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 7, 1996
IWC RESOURCES CORPORATION EMPLOYEE THRIFT PLAN

Statements of Financial Condition

December 31, 1995 and 1994


                                                      1995         1994

Assets held by Trustee:
  Investments, at market value:
     Common stock of IWC Resources Corporation
        (cost of $4,713,493 and $4,333,874)$       5,012,078    4,687,079
     Other common stocks                           3,003,799    1,935,028
     National City Bank Armada Fixed Income Bond   1,040,199           -
     The One Group Income Bond Fund                       -       662,608
     The One Group Ltd. Bond Fund                         -        26,563

  Cash equivalents:
     National City Bank AIM Prime Portfolio        1,999,250    2,087,458
     BOI Money Market Savings                             -         9,844
     National City Bank Armada Money Market Fund           9           -

Contributions receivable (prepaid):
  Participants                                        84,450       54,973
  Employer                                           (23,360)     (21,864)

Accrued interest income                               10,371       10,510

Accrued dividends                                      8,039       10,648

        Plan equity                             $ 11,134,835    9,462,847


See accompanying notes to financial statements.

IWC RESOURCES CORPORATION EMPLOYEE THRIFT PLAN

Statements of Income and Changes in Plan Equity

Years ended December 31, 1995 and 1994


                                                 1995     1994

Plan equity beginning of year              $  9,462,847  8,565,262

Additions:
  Participant contributions                     785,501    795,983
  Employer contributions                        333,305    275,963
  Dividend income                               437,531    323,351
  Interest income                               135,890    145,335
  Net appreciation in fair value of
    investments (note 4)                        628,658         -
                                              2,320,885  1,540,632

Deductions:
  Distributions to participants (note 5)        645,841    443,548
  Administrative expenses in excess of
    deposits                                      3,056      1,061
  Net depreciation in fair value of
    investments (note 4)                             -     198,438
                                                648,897    643,047

Plan equity end of year                    $ 11,134,835  9,462,847


See accompanying notes to financial statements.

IWC RESOURCES CORPORATION EMPLOYEE THRIFT PLAN

Notes to Financial Statements

December 31, 1995 and 1994


(1)     Description of Plan

   The following description of IWC Resources Corporation Employee Thrift Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General

   The Plan is a defined contribution plan sponsored by IWC Resources Corporation (the Employer) covering all employees of the Employer and two wholly-owned subsidiaries, Indianapolis Water Company and Utility Data Corporation, who are not represented by, or included within, a collective bargaining unit and who have completed one year of eligibility service as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

   Contributions

   Eligible participants may elect a salary reduction not to exceed 15% of their compensation from the Employer for each plan year, subject to limitations imposed by the Internal Revenue Code. The Employer contributed 58.33% and 50% for 1995 and 1994, respectively, of participants' elected salary reductions, excluding that portion of such salary reductions in excess of 6% of participant compensation.

   Employer contributions are payable only to the extent of Employer net profits. An additional Employer contribution may be made at the discretion of the Board of Directors.

   Participant Accounts

   Each participant's account is credited for participant contributions and allocations of Employer contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

   Funds

   The Plan provides that one or more separate trust funds be established by written addendum to the Plan, and participants can elect the fund to which their contributions are credited. The Plan has four trust funds: the Stock Fund which invests primarily in IWC Resources Corporation common stock, the Money Market Fund which invests primarily in government and other money market instruments, the Equity Fund which invests primarily in publicly traded common and preferred stocks and the Fixed Income Fund which invests primarily in corporate obligations and short-term cash equivalents. As of December 31, 1995, the number of Plan members electing to fully or partially participate in the Stock Fund, Money Market Fund, Equity Fund, and Fixed Income Fund were 174, 75, 129 and 60, respectively.

   The trust funds are managed on behalf of the Plan under the terms of an agreement between the Plan and National City Bank, Indiana (Trustee).

   Vesting

   Participants' contributions are fully vested at the time they are credited to the participant's account. Participant vesting in employer contributions increases ratably each year until 100% vested after five years of vesting service.

   Forfeitures

   Once a participant incurs five consecutive one-year breaks in service, all amounts not vested are forfeited to the Plan. Aggregate forfeitures during any plan year are held and reallocated at the end of the plan year among participants then employed. The amount allocated to each participant is based on the ratio of each participant's aggregate compensation for the plan year to the aggregate compensation for the plan year of all participants entitled to share in the allocable forfeitures.

   Benefits

   Upon termination of service or retirement, participants may elect to receive equal payments over a period provided in the Plan or a lump sum amount equal to the value of their accounts to the extent vested as of the last valuation date before the distribution. The lump sum distribution shall be payable within sixty days after the semi-annual period ended June 30 or December 31 in which the event giving rise to the distribution occurred.

   Expenses

   All expenses of the Plan are reimbursed by the Employer.

(2)     Summary of Significant Accounting Policies

   Investments

   Investments in common stock and bond funds are stated at fair market value as reported by the Trustee. Investment Trust Funds are valued at cash deposits plus interest earned to date. Investment transactions are recorded as of the settlement date.

   Contributions Receivable

   Contributions receivable represents amounts due as of December 31 under the terms of the Plan. Prepaid contributions represent amounts paid as of December 31 not due until the following year.

   Tax Status

   The Plan has received a favorable determination letter from the Internal Revenue Service that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is exempt from federal income taxes under the provision of
   Section 501(a).

   As a general rule, participant salary reduction contributions and employer contributions are not taxable to a participant until distributed from the Plan.

   Use of Estimates

   Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(3)     Plan Termination

   Although the Employer has not expressed any intent to terminate the Plan, it may do so at any time. Participants interest in Employer contributions shall be fully vested upon termination of the Plan.

(4)     Investments

   Net appreciation (depreciation) in fair value of the Plan's investments during 1995 and 1994 is summarized as follows:

                                                       1995     1994

      Common stock of IWC Resources Corporation    $ (54,620) (130,146)
      Other common stocks                            628,343     5,422
      National City Bank Armada Fixed Income Bond     54,935        -
      The One Group Income Bond Fund                      -    (72,537)
      The One Group Ltd. Bond Fund                        -     (1,177)

                                                   $ 628,658  (198,438)

(5)     Distributions Payable

   Distributions due to participants at December 31, 1995 but paid subsequent to that date were $246,000.

(6)     Investment Fund Allocations

   A summary of assets and plan equity by fund as of December 31, 1995 follows:
                                                           Money       Fixed
                                  Stock       Market       Equity      Income
                                   Fund        Fund        Fund        Fund         Total

   Assets held by Trustee:
     Investments, at market
      value:
      Common stock of IWC
       Resources
       Corporation              $ 5,012,078        -             -         -       5,012,078
      Other common stocks                -         -      3,003,799        -       3,003,799
      National City Bank
       Armada Fixed Income
       Bond                              -         -             -   1,040,199     1,040,199
     Cash equivalents:
      National City Bank AIM
       Prime Portfolio              134,160    1,780,067     85,023      -         1,999,250
      BOI Money Market Savings           -            -          -       -                -
      National City Bank Armada
       Money Market Fund                 -            -          -           9             9

   Contributions receivable,
     net                             36,122        5,004     14,153      5,811        61,090
   Accrued interest income            1,260        8,713        398        -          10,371
   Accrued dividends                     -            -       8,039        -           8,039

       Plan equity              $ 5,183,620    1,793,784  3,111,412  1,046,019    11,134,835

  A summary of assets and plan equity by fund as of December 31, 1994 follows:

                                                   Money                  Fixed
                                     Stock         Market     Equity      Income
                                     Fund          Fund       Fund        Fund       Total

   Assets held by Trustee:
     Investments, at market
      value:
      Common stock of IWC
       Resources
       Corporation               $ 4,687,079           -           -           -    4,687,079
      Other common stocks                 -            -      1,935,028        -    1,935,028
      The One Group Income
       Bond Fund                          -            -             -     662,608    662,608
      The One Group Ltd.
       Bond Fund                          -            -             -      26,563     26,563
     Cash equivalents:
      National City Bank
       AIM Prime Portfolio           372,315    1,677,235        34,668      3,240  2,087,458
      BOI Money Market
       Savings                            -            -             -       9,844      9,844

   Contributions receivable,
     net                              19,620          791        11,253      1,445     33,109
   Accrued interest income             2,085        8,003           214        208     10,510
   Accrued dividends                      -            -          6,706      3,942     10,648

       Plan equity               $ 5,081,099    1,686,029     1,987,869    707,850  9,462,847

(7) Investment Fund Changes

    A summary of income and changes in plan equity by fund for the year ended
    December 31, 1995 follows:
                                                   Money                   Fixed
                                     Stock         Market      Equity      Income
                                     Fund          Fund        Fund        Fund        Total

   Plan equity,
     December 31, 1994            $ 5,081,099    1,686,029    1,987,869   707,850   9,462,847

   Additions:
     Participant contributions        350,362      120,533      224,708    89,898     785,501

     Employer contributions           151,621       48,926       98,175    34,583     333,305
     Dividend income                  328,308           -        58,793    50,430     437,531
     Interest income                   10,944      112,143        4,165     8,638     135,890
     Net appreciation in fair
       value of investments                -            -       628,343    54,935     683,278
                                      841,235      281,602    1,014,184   238,484   2,375,505

   Deductions:
     Distributions to participants    464,794      163,270       16,977       800      645,841
     Administrative expenses in
       excess of deposits                  -            -            -      3,056        3,056
     Net depreciation in fair
       value of investments            54,620           -            -         -        54,620
                                      519,414      163,270       16,977     3,856      703,517

    Transfers between funds          (219,300)     (10,577)     126,336   103,541          -

   Plan equity,
     December 31, 1995            $ 5,183,620    1,793,784    3,111,412 1,046,019   11,134,835

    A summary of income and changes in plan equity by fund for the year ended
    December 31, 1994 follows:
                                                  Money                  Fixed
                                     Stock        Market      Equity     Income
                                      Fund        Fund         Fund       Fund     Total

   Plan equity,
     December 31, 1993            $ 3,809,532   2,361,182    1,889,585   504,963   8,565,262

   Additions:
     Participant contributions        338,766     107,453      245,158   104,606     795,983
     Employer contributions           128,810      37,810       77,563    31,780     275,963
     Dividend income                  264,756          -        47,758    10,837     323,351
     Interest income                   20,215      86,190        2,166    36,764     145,335
     Net appreciation in fair
       value of investments                -           -         5,422        -        5,422
                                      752,547     231,453      378,067   183,987   1,546,054

   Deductions:
     Distributions to participants    204,942     227,970        9,860       776     443,548
     Administrative expenses in
       excess of deposits                  -           -            -      1,061       1,061
     Net depreciation in fair
       value of investments           130,146          -            -     73,714     203,860
                                      335,088     227,970        9,860    75,551     648,469

   Transfers between funds            854,108    (678,636)    (269,923)   94,451          -

   Plan equity,
     December 31, 1994            $ 5,081,099   1,686,029    1,987,869   707,850   9,462,847

(8) Subsequent Events

    On April 1, 1996, all assets of the Plan were transferred to a new trustee in accordance with a new plan document which took effect April 1, 1996.

                                                               Schedule 1

             IWC RESOURCES CORPORATION EMPLOYEE THRIFT PLAN

       Item 27a - Schedule of Assets Held for Investment Purposes

                            December 31, 1995


                            Description of Shares or                 Current
Identity of Issue             Investment   Par Value       Cost      Value

IWC Resources Corporation*   Common stock   247,510   $  4,713,493  5,012,078
Abbott Laboratories          Common stock     1,760         50,121     73,260
Air Products & Chemicals     Common stock     1,240         55,387     65,410
Albertson Inc.               Common stock     2,200         63,288     72,325
Aluminum Co. of America      Common stock     1,450         51,908     76,669
American Express Co.         Common stock     1,820         48,514     75,303
American International
   Group Inc.                Common stock       787         45,393     72,798
Armstrong World Ind. Inc.    Common stock     1,200         45,332     74,400
Atlantic Richfield Co.       Common stock       670         77,252     74,203
Automatic Data Processing    Common stock     1,020         52,842     75,735
Caterpillar Inc.             Common stock     1,325         77,419     77,844
Delta Air Lines Inc. Del.    Common stock     1,035         55,283     76,202
The Walt Disney Company      Common stock     1,215         50,476     71,533
Dow Chemical Co.             Common stock       975         57,203     68,494
Eastman Kodak Co.            Common stock     1,220         63,406     81,740
Federal Express Corp.        Common stock       960         56,021     70,920
GTE Corp.                    Common stock     1,765         61,157     77,439
Gannett Co. Inc.             Common stock     1,275         66,082     78,253
General Electric Co.         Common stock     1,150         56,463     82,800
General Motors Corp.         Common stock     1,450         61,839     76,669
Genuine Parts Co.            Common stock     1,795         65,000     73,595
Hewlett-Packard Co.          Common stock       890         39,903     74,538
Ingersoll-Rand Co.           Common stock     1,875         63,270     65,859
International Business
   Machines Corp.            Common stock       760         40,754     69,445
International Flavors &
   Fragrances Inc.           Common stock     1,500         61,893     72,000
Kimberly-Clark Corp.         Common stock     1,055         49,373     87,301
May Department Stores Co.    Common stock     1,880         70,294     79,195
Merck & Co. Inc.             Common stock     1,310         45,525     85,969
Minnesota Mining & Mfg. Co.  Common stock     1,220         67,979     80,978
JP Morgan Co. Inc.           Common stock       850         57,753     68,213
Motorola Inc.                Common stock     1,230         62,529     70,110
Pepsi Co. Inc.               Common stock     1,320         48,174     73,755
Pitney Bowes Inc.            Common stock     1,755         70,876     82,485
Providian Corp.              Common stock     1,820         66,764     74,165
Raytheon Co.                 Common stock     1,680         51,447     79,380
Schlumberger Ltd.            Common stock     1,045         65,664     72,366

                                                               (Continued)

                             Schedule 1 (continued)

             IWC RESOURCES CORPORATION EMPLOYEE THRIFT PLAN

       Item 27a - Schedule of Assets Held for Investment Purposes

                            December 31, 1995


                      Description of   Shares or               Current
Identity of Issue       Investment     Par Value    Cost       Value

Sonat Inc.               Common stock     2,210     64,179       78,730
Unilever NV              Common stock       550     71,814       77,411
Union Camp Corp.         Common stock     1,500     70,900       71,437
Union Pacific Corp. Co.  Common stock     1,005    59,9746        6,330
WMX Technologies Inc.    Common stock     2,640    77,6627        8,540
National City Bank*      Armada Fixed
                           Income Fund1,018,903  1,018,903    1,040,199
National City Bank*      AIM Prime
                           Portfolio  1,999,250  1,999,250    1,999,250
National City Bank*      Armada Money
                           Market Fund        9          9            9

                         Total                $ 10,098,768   11,055,335

IWC Resources Corporation Employee Thrift Plan
Item 27d-Schedule of Reportable Transactions
Year ended December 31, 1995

Identity         Description           Purchase     Selling     Cost       Current    Net Gain
of Issue         of Security            Price       Price    of Security     Value     or Loss
________         ___________          _________    _______   ___________    _______   _________

National City   CUSIP SA0001-52-7     253004.78    262848.44   262848.44   515853.22       0.00
   Trust        BOI Money Market
#9966579K       Svgs. Acct-Bus

National City   CUSIP 042086-79-3    1018903.33                     0.00  1018903.33       0.00
   Trust        Armada Fixed
                Income Fund

National City   CUSIP 423478-50-2      32358.73    727704.26   785961.65   760062.99   58257.39
   Trust        The One Group
                Income Portfolio

National City   CUSIP 998056-22-0     252044.90    255285.29   255285.29   507330.19       0.00
   Trust        AIM Prime Portfolio
                Short Term Investment

National City   CUSIP 99999I-11-3     997066.04    997056.63  997056.63    1994122.67      0.00
   Trust        Armada Money Market
                Fund

National City   IWC Resources Corp.   533975.00                    0.00     533975.00      0.00
   Trust        Common

National City   AIM Prime Portfolio   898077.18   1136231.36 1136231.36    2034308.54      0.00
  Trust         Short Term Investment

National City   AIM Prime Portfolio   733528.86    683173.24  683173.24    1416702.10      0.00
   Trust        Short Term Investment

National City   AIM Prime Portfolio   504659.80    401827.20  401827.20     906487.00      0.00
   Trust

SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             IWC RESOURCES CORPORATION
                             EMPLOYEE THRIFT PLAN


Date:
                             Name:  J. A. Rosenfeld
                             Title: Chairman, Employee
                             Benefits Committee


INDEX TO EXHIBITS


Exhibit No.            Description                       Page No.

   24               Written Consent of                      18
                    KPMG Peat Marwick

Consent of Independent Certified Public Accountants


The Board of Directors
IWC Resources Corporation:

We consent to incorporation by reference in the Registration Statement (No. 33-30221) on Form S-8 of IWC Resources Corporation of our report dated June 7, 1996, relating to the statements of financial condition of IWC Resources Corporation Employee Thrift Plan as of December 31, 1995 and 1994, the related statements of income and changes in plan equity for the years then ended, and the related schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1995, which report appears in the December 31, 1995 annual report on Form 11-K of IWC Resources Corporation Employee Thrift Plan.

Indianapolis, Indiana
June 25, 1996



















Exhibit No. 24